SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Kansas City Power & Light Company, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.     Type of securities ("draft", promissory note"):

The City of Burlington, Kansas, issued its Environmental Improvement Revenue Refunding Bonds, Series 1993A and 1993B on December 7, 1993 (the "bonds"). The bonds mature, subject to prior redemption, on December 1, 2023. The bonds were issued to refund prior issuances of securities by the City of Burlington used to finance a portion of the acquisition, construction, installation and equipping of the undivided interest of Kansas City Power & Light Company ("KCPL") in certain air and water pollution control and solid waste disposal facilities at the Wolf Creek Generating Station. KCPL has leased its undivided interest in certain facilities at Wolf Creek Generating Station to the City of Burlington, and the City of Burlington has in turn subleased the facilities to KCPL under instruments dated December 1, 1993. KCPL is required under the sublease to make payments of subrentals in amounts which are sufficient to pay when due the principal and premium, if any, and interest on the bonds.

On December 5, 2002, KCPL arranged for XL Capital Assurance Inc. ("XLCA") to issue a municipal bond insurance policy relating to each series of the bonds, guarantying the scheduled payment of principal of and interest on the related series of bonds when due as set forth in the policies. In connection with the issuance of the policies, KCPL entered into an Insurance Agreement with XLCA pursuant to which KCPL agreed, among other things, to reimburse XLCA immediately and unconditionally upon demand for all amounts advanced by XLCA under the policies and to indemnify XLCA and the trustee for the bonds against certain liabilities incurred without gross negligence or willful misconduct.

2.     Issue, renewal or guaranty:

Issue.

3.     Principal amount of each security:

The Insurance Agreement and associated municipal bond insurance policies relate to $79,480,000 aggregate principal amount of bonds.

4.     Rate of interest per annum of each security:

Not applicable.

5.     Date of issue, renewal or guaranty of each security:

December 5, 2002.

6.     If renewal of security, give date of original issue:

Not applicable.

7.     Date of maturity of each security:

The Insurance Agreement expires upon the earlier of (i) the expiration, or cancellation by KCPL, of the municipal bond insurance policies in accordance with the terms thereof, or (ii) the repayment in full to XLCA and the trustee for the bonds of any amounts due and owing to them by KCPL under the Insurance Agreement or the municipal bond insurance policies. The bonds mature, subject to prior redemption, on December 1, 2023.

8.     Name of the person to whom each security was issued, renewed or guaranteed:

XL Capital Assurance Inc.

9.     Collateral given with each security:

None.

10.    Consideration given for each security:

The issuance of municipal bond insurance policies.

11.    Application of proceeds of each security:

Financing the existing business of KCPL.

12.     Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]
b)     the provisions contained in the fourth sentence of Section 6(b) [ ]
c)     the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.    If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.    If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.    If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(a).

/s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance, Chief
Financial Officer and Treasurer
Kansas City Power & Light Company

Dated:  December 9, 2002